PAGE 1 of 6 PAGES



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G



            Under the Securities Exchange Act of 1934
                     (Amendment No.   22  )*



                 FARMSTEAD TELEPHONE GROUP, INC.
                         (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01
                  (Title of Class of Securities)

                           311-565-105
                          (CUSIP Number)



                                                                   _
Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 311-565-105      SCHEDULE 13G         PAGE 2 of 6 PAGES


1    NAME AND S.S. or I.R.S. IDENTIFICATION NO.OF REPORTING PERSON

          M.H. MEYERSON & CO., INC.  IRS NO. 13-1924455

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  _
          NOT APPLICABLE                     (a) | |
                                                  _
                                             (b) | |
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER

               18,955 shares [See Note I on Page 3]

     6    SHARED VOTING POWER

               NONE

     7    SOLE DISPOSITIVE POWER

               83,429 shares [See Note II on Page 3]

     8    SHARED DISPOSITIVE POWER

               NONE

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          83,429 shares [See Note II on Page 3]

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                          _
                        NOT APPLICABLE              | |

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.5 PERCENT

12   TYPE OF REPORTING PERSON

          BD

CUSIP NO. 311-565-105      SCHEDULE 13G         PAGE 3 of 6 PAGES







NOTE I Does not include 30,500 shares of Common Stock owned by Mr. Martin H. Meyerson, a control person of M.H. Meyerson & Co., Inc., and 61,080 shares of Common Stock owned by other persons associated with M.H. Meyerson & Co., Inc. and family members of such associated persons.




NOTE II Consists of a long position of 18,955 shares of Common Stock plus 13,502 warrants to purchase 13,502 shares of Common Stock plus 25,486 underwriters options to purchase 25,486 units (each unit consisting of one share of Common Stock plus one warrant to purchase one share of Common Stock). Does not include 30,500 shares of Common Stock owned by Mr. Martin H. Meyerson, a control person of M.H. Meyerson & Co., Inc., and 61,080 shares of Common Stock plus 4,600 warrants to purchase 4,600 shares of Common Stock owned by other persons associated with M.H. Meyerson & Co., Inc. and family members of such associated persons.
CUSIP NO. 311-565-105      SCHEDULE 13G         PAGE 4 of 6 PAGES



Item 1(a) Name of Issuer:

               FARMSTEAD TELEPHONE GROUP, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

               81 Church Street
               East Hartford, CT 06108

Item 2(a) Name of Person Filing:

               M.H. MEYERSON & CO., INC.

Item 2(b) Address of Principal Business Office:

               525 Washington Blvd. - 34th Floor
               Jersey City, NJ 07310

Item 2(c) Citizenship:

               New Jersey Corporation

Item 2(d) Title of Class of Securities:

               Common Stock, par value $.01

Item 2(e) CUSIP Number:

               311-565-105

Item 3    Type of Person:

               (a) Broker/Dealer registered under Section 15 of the Act

Item 4    Ownership (at July 31, 1997):

          (a)  Amount Beneficially Owned:

                    83,429 shares [See Note II on page 3]

          (b)  Percent of Class:

                    2.5 Percent

CUSIP NO. 311-565-105      SCHEDULE 13G         PAGE 5 of 6 PAGES



          (c)  Number of Shares as to which such person has:

               (i)  Sole power to vote or direct the vote:

                         18,955 shares [See Note I on page 3]

               (ii) Shared power to vote or direct the vote:

                         None

               (iii)Sole power to dispose or direct the
                    disposition of:

                         83,429 shares [See Note II on page 3]

               (iv) Shared power to dispose or direct the
                    disposition of:

                         None

Item 5    Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company:

               Not Applicable

Item 8    Identification and Classification of Members of the
          Group:

               Not Applicable

Item 9    Notice of Dissolution of the Group:

               Not Applicable

CUSIP NO. 311-565-105      SCHEDULE 13G         PAGE 6 of 6 PAGES




Item 10   Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 8, 1997



                                   M.H. MEYERSON & CO., INC.





                              BY:  /s/ Michael Silvestri
                                   Michael Silvestri, President